Exhibit 99.1

Inspira Completes Commercial Deployment of its AME System at a Tier-1 U.S. Defense Entity

RA’ANANA, Israel, April 16, 2026 — Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”), today announced the successful delivery and acceptance of an Additively Manufactured Electronics (“AME”) system at a Tier-1 U.S. defense customer site under a commercial agreement.

The customer site operates within a broader ecosystem of strategic defense initiatives, including quantum computing, quantum networking, integrated photonics, and superconducting systems. Advancing these sophisticated fields requires overcoming critical hardware bottlenecks, particularly regarding complex component integration and extreme miniaturization.

Inspira’s AME platform is purposefully built for these constraints, enabling the rapid fabrication of highly integrated electronic structures with ultra-compact architectures and geometries that are difficult or impossible to achieve through standard processes. The engagement includes ongoing supply of proprietary consumables and materials, establishing a contractual foundation for recurring revenue beyond the initial system sale, with additional revenue potential from application-specific adaptations as the customer’s usage scales.

“We view this deployment as a representation of the tangible commercial execution of our AME strategy in an advanced customer environment,” said Dagi Ben-Noon, Chief Executive Officer of Inspira. “This milestone confirms the commercial demand for our AME platform in top-tier defense operations and may serve as a powerful catalyst for our accelerating financial momentum and growth.”

The customer’s identity and specific transaction terms are not being disclosed, in accordance with confidentiality requirements which are customary for engagements with U.S. defense entities of this profile.

About Inspira Technologies

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) is a technology company focused on solving the most critical physical and hardware bottlenecks in quantum computing connectivity. Inspira develops unique quantum connectivity solutions designed for high-density, thermally optimized operation in dilution cryostats, a prerequisite for scaling quantum systems beyond current physical limitations. Additionally, the Company continues to advance its medical technology portfolio, including its respiratory support and blood monitoring platforms under a dedicated business unit. For more information, please visit: www.q-trex.com and www.inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its AME platform’s ability to overcome constraints and enable rapid fabrication of highly integrated electronic structures with ultra-compact architectures and geometries; its ability to supply proprietary consumables and materials as part of the engagement; its ability to establishing a contractual foundation for recurring revenue beyond the initial system sale; the additional revenue potential from application-specific adaptations as the customer’s usage scales; and that the milestone confirms the commercial demand for its AME platform in top-tier defense operations and serves as a powerful catalyst for its accelerating financial momentum and growth. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact
Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact
Arx Investor Relations
North American Equities Desk
inspira@arxhq.com